Filed by Plains Exploration & Production Company

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12 under the

Securities Exchange Act of 1934

Subject Company: Pogo Producing Company

Commission File No.: 1-07792

Plains Exploration & Production Company 700 Milam, Suite 3100 Houston, TX 77002

NEWS RELEASE

Contact:	Scott Winters Vice President—Investor Relations 713-579-6190 or 800-934-6083

FOR IMMEDIATE RELEASE

PLAINS EXPLORATION AND POGO PRODUCING

SCHEDULE NOVEMBER 6, 2007 FOR SPECIAL MEETINGS OF STOCKHOLDERS

Houston, Texas, October 1, 2007 – Plains Exploration & Production Company (NYSE:PXP) (“PXP” or the “Company”) and Pogo Producing Company (NYSE:PPP) (“Pogo”) each scheduled November 6, 2007 as the date for their respective upcoming special stockholder meetings. On July 17, 2007, PXP and Pogo entered into a definitive agreement providing for the merger of Pogo into a subsidiary of PXP in exchange for cash and PXP common stock. At these meetings, the Pogo stockholders will vote on, among other items, the proposed merger with PXP and the PXP stockholders will vote on, among other items, the issuance of PXP common stock to Pogo stockholders pursuant to the merger.

As previously announced, the record date for the meetings is September 25, 2007.

PXP is an independent oil and gas company primarily engaged in the upstream activities of acquiring, developing, exploiting, exploring and producing oil and gas in its core areas of operation: onshore and offshore California, Colorado, and the Gulf Coast region of the United States. PXP is headquartered in Houston, Texas.

Pogo is engaged in oil and gas exploration, development, acquisition and production activities on its properties primarily located in the onshore United States, Vietnam and New Zealand. Pogo is headquartered in Houston, Texas.

ADDITIONAL INFORMATION & FORWARD LOOKING STATEMENTS

This press release contains forward-looking information regarding PXP that is intended to be covered by the safe harbor “forward-looking statements” provided by the Private Securities Litigation Reform Act of 1995. All statements included in this press release that address

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activities, events or developments that PXP expects, believes or anticipates will or may occur in the future are forward-looking statements. These include statements regarding:

*	completion of the proposed merger,
*	effective integration of the two companies,
*	reserve and production estimates,
*	oil and gas prices,
*	the impact of derivative positions,
*	production expense estimates,
*	cash flow estimates,
*	future financial performance,
*	planned capital expenditures, and
*	other matters that are discussed in PXP’s filings with the SEC.

These statements are based on our current expectations and projections about future events and involve known and unknown risks, uncertainties, and other factors that may cause our actual results and performance to be materially different from any future results or performance expressed or implied by these forward-looking statements. Please refer to our filings with the SEC, including our Form 10-K for the year ended December 31, 2006, for a discussion of these risks.

All forward-looking statements in this report are made as of the date hereof, and you should not place undue reliance on these statements without also considering the risks and uncertainties associated with these statements and our business that are discussed in this report and our other filings with the SEC. Moreover, although we believe the expectations reflected in the forward-looking statements are based upon reasonable assumptions, we can give no assurance that we will attain these expectations or that any deviations will not be material. Except for any obligation to disclose material information under the Federal securities laws, we do not intend to update these forward-looking statements and information.

This release includes statements of current expectations regarding Pogo, including statements regarding the expected merger with PXP, that constitute forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements are subject to risks and uncertainties that may cause actual results to differ materially, including the possibility that the anticipated benefits cannot be fully realized. Pogo discusses risks and uncertainties associated with its business in reports it files with the SEC and disclaims any responsibility to update these forward-looking statements.

PXP AND POGO HAVE FILED A JOINT PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS WITH THE SECURITIES AND EXCHANGE COMMISSION. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ CAREFULLY THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS WHEN IT BECOMES AVAILABLE BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION REGARDING PXP, POGO AND THE ACQUISITION. A DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS WILL BE SENT TO SECURITY HOLDERS OF PXP

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SEEKING THEIR APPROVAL OF THE ISSUANCE OF SHARES OF PXP STOCK TO BE USED AS MERGER CONSIDERATION AND SECURITY HOLDERS OF POGO SEEKING THEIR APPROVAL OF THE ACQUISITION. INVESTORS AND SECURITY HOLDERS MAY OBTAIN A FREE COPY OF THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS (WHEN AVAILABLE) AND OTHER DOCUMENTS FILED BY PXP AND POGO WITH THE SEC AT THE SEC’S WEBSITE AT http://WWW.SEC.GOV.

THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS AND SUCH OTHER DOCUMENTS (RELATING TO PXP) MAY ALSO BE OBTAINED FOR FREE FROM PXP BY DIRECTING A REQUEST TO PLAINS EXPLORATION & PRODUCTION COMPANY, 700 MILAM, SUITE 3100, HOUSTON, TX 77002, ATTENTION: JOANNA PANKEY; TELEPHONE: (713) 579-6000, E-MAIL: JPANKEY@PXP.COM.

THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS AND SUCH OTHER DOCUMENTS (RELATING TO POGO) MAY ALSO BE OBTAINED FOR FREE FROM POGO BY DIRECTING A REQUEST TO POGO PRODUCING COMPANY, 5 GREENWAY PLAZA, SUITE 2700, HOUSTON, TX 77046, ATTENTION: CLAY JEANSONNE, TELEPHONE: (713) 297-5000, E-MAIL:JEANSONC@POGOPRODUCING.COM.

PXP, its directors, executive officers and certain members of management and employees may be considered “participants in the solicitation” of proxies from PXP’s stockholders in connection with the acquisition. Information regarding such persons and a description of their interest in the acquisition is contained in the joint proxy statement/prospectus on file with the SEC. Information concerning beneficial ownership of PXP stock by its directors and certain executive officers is included in its proxy statement dated March 29, 2007 and subsequent statements of changes in beneficial ownership on file with the SEC.

Pogo, its directors, executive officers and certain members of management and employees may be considered “participants in the solicitation” of proxies from Pogo’s stockholders in connection with the acquisition. Information regarding such persons and a description of their interest in the acquisition is contained in the joint proxy statement/prospectus on file with the SEC. Information concerning beneficial ownership of Pogo stock by its directors and certain executive officers is included in its proxy statement dated April 20, 2007 and subsequent statements of changes in beneficial ownership on file with the SEC.

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